EXHIBIT 99.8













                      Banro Corporation
                      Consolidated Financial Statements
                      March 31, 2004
                      (Expressed in U.S. dollars)

                                NOTICE TO READER

     These interim consolidated financial statements of Banro Corporation as at and for the three month period ended March 31, 2004 have been prepared by management of Banro Corporation. The auditors of Banro Corporation have not audited or reviewed these interim consolidated financial statements.

                                               Banro Corporation
                                               Consolidated Financial Statements
                                               March 31, 2004
                                               (Expressed in U.S. dollars)








                                                                        Contents
================================================================================



Consolidated Financial Statements

     Balance Sheets                                                            2

     Statements of Operations and Deficit                                      3

     Statements of Cash Flows                                                  4

     Summary of Significant Accounting Policies                              5-6

     Notes to Financial Statements                                          7-14

                                                               Banro Corporation
                                                     Consolidated Balance Sheets
                                                     (Expressed in U.S. dollars)

                                                   March 31, 2004       December 31,
                                                      (unaudited)               2003
------------------------------------------------------------------------------------

Assets

Current
     Cash                                          $  12,135,618        $    938,930
     Accounts receivable and prepaid expenses             87,509              12,495
     Amounts due from related parties                     50,025              50,596
                                                   ---------------------------------

                                                      12,273,152           1,002,021
Note receivable (Note 2)                                 216,320             216,320
Investments (Note 3)                                   1,004,158           1,014,939
Property, plant and equipment (Note 4)                   126,879             142,456
Deferred exploration expenditures (Note 5)               489,097             322,690
                                                   ---------------------------------

                                                   $  14,109,606         $ 2,698,426
=====================================================================================

Liabilities and Shareholders' Equity

Current
     Accounts payable                              $     104,406      $       40,953
                                                   ---------------------------------

                                                         104,406              40,953
                                                   ---------------------------------
Shareholders' equity
     Share capital (Note 6)                           51,181,286          39,469,888
     Contributed surplus (Note 6)                        906,689             502,014
     Deficit                                        (38,082,775)        (37,314,429)
                                                   ---------------------------------

                                                      14,005,200           2,657,473
                                                   ---------------------------------

                                                   $  14,109,606      $    2,698,426
====================================================================================

                                                               Banro Corporation
                               Consolidated Statements of Operations and Deficit
                                                     (Expressed in U.S. dollars)
                                                                     (Unaudited)

For the Three Months ended March 31                       2004           2003
--------------------------------------------------------------------------------

Expenses
   Professional fees                            $        28,954   $       34,085
   Consulting fees                                          759           58,873
   Office and sundry                                     75,150           29,508
   Salary                                                94,481           66,655
   Employee stock-based compensation                    404,675                -
   Travel and promotion                                 118,264           38,591
   Shareholder relations                                 12,294            5,352
   Management fees                                            -            1,999
   Interest and bank charges                                982              824
   Amortization                                          11,026           10,791
   Foreign exchange loss (gain)                          16,232        (138,845)
                                                --------------------------------

                                                      (762,817)        (107,833)
Interest income                                           5,252            5,607
                                                --------------------------------

Loss from operations                                  (757,565)        (102,226)

Share of equity loss of BRC Development                (10,781)         (19,093)
Recovery of legal fees from lawsuit                           -          299,056
                                                --------------------------------

Net Income (loss) for the period                      (768,346)          177,737

Deficit, beginning of period                    $  (37,314,429)   $ (36,453,477)
                                                --------------------------------

Deficit, end of period                          $  (38,082,775)   $ (36,275,710)
================================================================================

Loss per share (Note 6(e))                      $        (0.07)   $         0.01
================================================================================

                                                               Banro Corporation
                                           Consolidated Statements of Cash Flows
                                                     (Expressed in U.S. dollars)
                                                                     (Unaudited)

For the Three Months ended March 31                       2004           2003
--------------------------------------------------------------------------------

Cash provided by (used in)

Operating activities
  Net Income (loss) for the period                $  (768,346)    $      177,737
  Adjustments to reconcile loss to net cash
     provided by operating activities
        Share of equity loss                            10,781            19,093
        Value of options issued (Note 6(d))            404,675             6,759
        Amortization                                    15,576            10,791
           Changes in non-cash working capital
              balances
           Accounts receivable and prepaid
              expenses                                (75,014)            20,351
           Accounts payable                             63,454          (50,858)
                                                  ------------------------------

                                                     (348,874)           183,873
                                                  ------------------------------

Investing activities
  Proceeds on amount due from BRC Development                -          (34,707)
  Deferred exploration expenditures                  (166,407)                 -
                                                  ------------------------------

                                                     (166,407)          (34,707)
                                                  ------------------------------
Financing activities
  Due to/from related parties                              571         (101,862)
  Common shares issued for cash                     11,711,398                 -
                                                  ------------------------------

                                                    11,711,969         (101,862)
                                                  ------------------------------

Net increase (decrease) in cash during the period   11,196,688            47,304

Cash, beginning of period                              938,930         1,228,005
                                                  ------------------------------

Cash, end of period                                $12,135,618    $    1,275,309
================================================================================

                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)

March 31, 2004                                                       (Unaudited)
--------------------------------------------------------------------------------

Nature of Business  Banro  Corporation's  (the "Company")  business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the "Congo").

Principles of       The consolidated  financial  statements include the accounts
 Consolidation      of the Company,  its  wholly-owned  subsidiary in the United
                    States, Banro American Resources Inc., and its wholly-owned subsidiaries, Banro Congo Mining SARL, Kamituga Mining SARL,
                    Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining
                    SARL, in the Congo.

                    Up to September 30, 2003, the consolidated financial statements also included the accounts of its 93% owned subsidiary, Societe Aurifere du Kivu et du Maniema S.A.R.L. ("Sakima"), in the Congo. The Congolese government held the remaining 7% ownership interest of Sakima (Note 1).

Investments         Investments in companies  subject to  significant  influence are accounted for using the equity method. Other long-term investments are accounted for using the cost method.

Property, Plant     Property,   plant  and   equipment   is  recorded  at  cost.
 and Equipment      Amortization is recorded as follows:

                    Office furniture and fixtures - 20% declining balance basis Office equipment - Straight line over four years
                    Vehicles - Straight line over four years
                    Leasehold improvements - Straight line over five years

Foreign Currency    These consolidated financial statements are expressed in the
 Translation        functional  currency of the Company,  United States dollars.
                    For integrated  operations,  monetary assets and liabilities are  translated  at the spot rates of  exchange in effect at the end of the year;  non-monetary  items are  translated at historical  exchange  rates in  effect  on the  dates of the
                    transactions.    Revenues   and   expense   items,    except
                    amortization, are translated at average rates of exchange in effect during the year. Realized exchange gains and losses and currency translation adjustments are included in the consolidated statements of operations and deficit.

                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)

March 31, 2004                                                       (Unaudited)
--------------------------------------------------------------------------------

Deferred            Exploration costs relating to mineral  properties and rights
 Exploration        are  deferred  and  carried as an asset until the results of
 Expenditures       the  projects  are known.  As the Company  currently  has no
                    operational   income,  any  incidental  revenues  earned  in
                    connection  with these  properties  or  related  exploration
                    activities   are  applied  as  a  reduction  to  capitalized
                    exploration costs. If a property is determined to be non-commercial, non-productive or its value is impaired, those costs in excess of estimated recoveries are charged to operations.

Stock Options       The Company has a stock option  plan,  which is described in
                    Note  6(d).  During  the  year  the  Company  adopted,  on a prospective  basis,  the fair value method of accounting for stock options  granted to directors,  officers and employees whereby the weighted  average fair value of options  granted is  recorded  as a  compensation  expense  in the  financial statements. Compensation expense on stock options granted to non-employees  is  recorded  as an expense in the period the
                    options  are  vested  using  the  fair  value  method.   Any
                    consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital.

Financial           Unless otherwise noted, it is management's  opinion that the
 Instruments        Company is not exposed to significant interest,  currency or credit risks arising from its financial instruments. The fair values of its financial instruments approximate their carrying values, unless otherwise noted.

Income Taxes        The asset and liability  method is used to determine  income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities.
                    Future tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Net future income tax losses are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates    These consolidated  financial  statements have been prepared in accordance with Canadian  generally  accepted  accounting principles  which require  management to make  estimates and assumptions  that affect the reported  amounts of assets and
                    liabilities  and   disclosures  of  contingent   assets  and
                    liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

March 31, 2004                                                       (Unaudited)
--------------------------------------------------------------------------------

1.   Interest in Congolese Subsidiaries
--   ----------------------------------

     On July 31, 1998, the Company discovered that the government of the Congo, without prior warning or consultation, had issued Presidential decrees purporting to, among other things, (a) dissolve Sakima and (b) terminate the Company's mining convention relating to the Company's mineral properties. The Company disputed the validity of the Congolese government actions and vigorously pursued resolution of the disputes through legal procedures.

     On April 18, 2002, the government of the Congo formally signed a settlement agreement with the Company. The agreement calls for, among other things, the Company to hold 100% interest in the Twangiza, Kamituga, Lugushwa and Namoya gold deposits under a revived 30year mining convention. The government of the Congo will retain 100% of the tin assets. Subsequent to the signing of the settlement agreement the Company filed with the Federal Court in Washington, DC, a notice of dismissal with respect to its legal action against the Congolese government.

     On May 30, 2003, the government of the Congo issued Presidential decrees to rescind the July 31, 1998 decrees and to amend the Company's mining convention in accordance with the settlement agreement signed on April 18, 2002.

     On September 30, 2003, the Company wound up the operations of Sakima and will transfer all its shares in Sakima to the government of Congo in accordance with the April 18, 2002 settlement agreement after Sakima's title in the gold deposits is transferred to the Company's new wholly-owned subsidiaries.

     The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold and other mining properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

--------------------------------------------------------------------------------

2.   Note Receivable
--   ---------------

     The note, receivable from a shareholder of the Company, is secured by a pledge of marketable securities with a market value at March 31, 2004 of $132,619 and bears interest at 4% per annum. The principal and interest accrued thereon is due on November 30, 2004.

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

March 31, 2004                                                       (Unaudited)
--------------------------------------------------------------------------------

3.   Investments
--   -----------

     (a)  Investment in Nevada Bob's International Inc.

          Effective December 31, 2003, the Company entered into an agreement with Nevada Bob's International Inc. (NBI), a franchisor of golf equipment and apparel, in order to purchase 941,255 common shares of NBI at a price of $0.40 per share, or $376,502 in the aggregate, in order to settle an outstanding debt of NBI to the Company of the equivalent amount. The quoted market value of the shares on March 31, 2004 was $0.59 per share or $555,340 in aggregate.

          The investment represents 6.55% of outstanding common shares of NBI and is accounted for under the cost method, as management does not have the ability to exercise significant influence over NBI. This investment will continue to be carried at cost and will be written down only when there has been a loss in value which is other than temporary.

     (b)  Investment in BRC Development Corporation

          On March 10, 2004, the Company completed a debt settlement transaction with BRC Development Corporation (BRC). Pursuant to this transaction, the Company purchased 244,032 common shares of BRC at a price of Cdn. $1.35 per share, or Cdn. $329,443 in aggregate, in order to settle an outstanding debt of the equivalent amount. The Company owns 3,744,032 common shares, representing a 41.88% (Dec. 31, 2003 - 40.30%) equity interest, in BRC with a quoted market value of approximately $4,853,838 at March 31, 2004 (Dec. 31, 2003 - $3,509,448).

          BRC is a corporation formed under the laws of the Province of Ontario whose principal business is the acquisition and exploration of mineral properties.

          The Company's investment in BRC is summarized as follows:

                                                              2004          2003

          Equity investment, beginning of year          $  383,338    $  502,968
          Acquisitions                                     254,099             -
                                                       -------------------------

                                                           637,437       502,968
          Share of equity loss                            (10,781)     (116,731)
          Loss on dilution of interest                           -       (2,899)
                                                       -------------------------
          Equity investment, end of period                 626,656       383,338
          Amount due from BRC                                1,000       255,099
                                                       -------------------------
                                                        $  627,656    $  638,437
                                                       =========================

          The amount due from BRC is unsecured, non-interest bearing and is due on demand.

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

March 31, 2004                                                       (Unaudited)
--------------------------------------------------------------------------------

3.   Investments (continued)
--   -----------------------

     (b)  Investment in BRC Development Corporation (continued)

          BRC's summarized consolidated balance sheets and income statements as at and for the periods ended March 31, 2004 (unaudited) and December 31, 2003 (audited), converted to US $ at the period end rate of exchange, is as follows:

                                                     2004                2003
                                            ------------------------------------
          Assets
              Current assets                 $      2,206          $      59,689
              Investment                        1,005,076              1,016,542
              Mineral properties                  361,268                358,309
              Deferred pre-operating costs         17,365                 17,340
              Property, plant and equipment        48,642                 57,879
                                            ------------------------------------

                                                1,434,557              1,509,759
                                            ------------------------------------

          Liabilities                              94,079                378,921
                                            ------------------------------------

          Net Equity                         $  1,340,478          $   1,130,838
                                            ====================================

          Income Statement
              Revenue                        $          -          $           2
              Expenses                           (25,739)              (340,649)
              Write-off of mineral claims               -                (3,169)
                                            ------------------------------------

          Net Loss                           $   (25,739)          $   (343,816)
                                            ====================================

--------------------------------------------------------------------------------

4.   Property, Plant and Equipment
--   -----------------------------

                                                     Accumulated        Net Book
    As at March 31, 2004                 Cost       Amortization           Value

    Office furniture and fixtures $    18,254     $       12,421    $      5,833
    Office equipment                  114,390             66,319          48,071
    Vehicle                            47,145              5,893          41,252
    Leasehold improvement             105,746             74,022          31,724
                                 -----------------------------------------------

                                  $   285,535     $      158,655    $    126,880
                                 ===============================================

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

March 31, 2004                                                       (Unaudited)
--------------------------------------------------------------------------------

4.   Property, Plant and Equipment (continued)
--   -----------------------------------------

                                                    Accumulated         Net Book
    As at December 31, 2003                Cost    Amortization            Value

    Office furniture and fixtures    $   18,254     $    12,162       $    6,092
    Office equipment                    114,390          59,235           55,155
    Vehicle                              47,145           2,947           44,198
    Leasehold improvement               105,746          68,735           37,011
                                     -------------------------------------------
                                     $  285,535     $   143,079       $  142,456
                                     ===========================================

--------------------------------------------------------------------------------

5.   Deferred Exploration Expenditures
--   ---------------------------------

     Deferred Exploration
                                                                      Cumulative
                                                                  from inception
                                                        2004       in April 1994
                                                --------------------------------

     Exploration cost                              $ 161,808      $   16,637,979
     Amortization Net                                  4,599              40,049
                                                --------------------------------

     Net expenditure                                 166,407          16,678,028
     Effect of exchange rate change                        -               2,511
                                                --------------------------------

                                                     166,407          16,680,539
     Write-off                                             -        (16,191,442)
                                                --------------------------------

     Balance, end of period                        $ 166,407      $      489,097
                                                ================================


                                                                      Cumulative
                                                                  from inception
                                                        2004       in April 1994

      Mineral rights

      Mineral rights                               $       -      $    9,681,194

      Write-off                                            -         (9,681,194)
                                                --------------------------------

      Balance, end of period                       $       -      $            -
                                                ================================

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

March 31, 2004                                                       (Unaudited)
--------------------------------------------------------------------------------

6.   Share Capital
--   -------------

     (a)  Authorized Share Capital

          Unlimited number of common shares
          Unlimited number of preference shares, issuable in series

     (b)  Issued Share Capital - Common Shares

                                                      March 31, 2004                    December 31, 2003
                                            ---------------------------------   ----------------------------
                                                Number of                         Number of
                                                   Shares         Amount             Shares           Amount

          Balance -
            Beginning of period                10,427,844   $ 39,469,888          9,886,594     $ 39,173,793
          Exercise of stock options               430,000        225,239             41,250           23,017
          Exercise of warrants                    250,000        153,763            500,000          273,078
          Issued during the period              2,000,000     11,332,396                  -                -
                                            ---------------------------------   ----------------------------

          Balance - End of period              13,107,844   $ 51,181,286         10,427,844     $ 39,469,888
                                            =================================   ============================

          On March 30, 2004, the Company completed a private placement (the "Offering") of 2,000,000 common shares at Cdn. $8.00 per share for gross proceeds of Cdn. $16,000,000 (US$ 11,979,203). The net proceeds of the financing will be used to advance the Company's projects in the Congo located within the Twangiza - Namoya gold belt and for general corporate purposes.

          Kingsdale Capital Markets Inc. and Kingsdale Capital Partners Inc. (collectively, the "Agent") acted as the Company's agent in connection with the Offering. In consideration for its services, the Company paid to the Agent a cash fee equal to 6% of the gross proceeds of the Offering and issued to the Agent 120,000 broker warrants (the "Broker Warrants"). Each Broker Warrant entitles the holder thereof to purchase one common share of the Company at a price of $8.00 per share for a period of one year.

     (c)  Warrants

          The following table summarizes information about warrants outstanding and exercisable at March 31, 2004:

                                                 Exercise
                                     Number         price
           Date of Grant        Outstanding         Cdn $       Expiry Date

                04/22/02            100,000        $ 1.80          04/22/04
                03/30/04            120,000        $ 8.00          03/29/05
                                --------------------------
                                    220,000
                                ==========================

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

March 31, 2004                                                       (Unaudited)
--------------------------------------------------------------------------------

6.   Share Capital (Continued)
--   -------------------------

     (d)  Stock Options

          In 2001, the Company established an incentive Stock Option Plan under which nontransferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company to a maximum of 2,600,000 common shares. As at March 31, 2004, the number of stock options still available to be granted under this Stock Option Plan was 638,500.

          Under this Stock Option Plan, options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. As at March 31, 2004, the Company had 1,451,500 stock options outstanding to acquire common shares at a weighted-average price of Cdn. $5.04 per share, expiring at various dates between April 2004 and March 2009.

          The  following  table  summarizes   information  about  stock  options
          outstanding and exercisable at March 31, 2004:

                                                                Options outstanding and exercisable
                                            -----------------------------------------------------------------------------

                                                   Options
                                      Options   Exercised,
                           Number     granted      Expired       Number       Options  Exercise
               Date   outstanding  during the           or  outstanding   Exercisable     price        Expiry
            of grant  at 12/31/03      period    Forfeited  at 03/31/04   at 03/31/04     Cdn $          date

            01/31/01      375,000           -      375,000            -             -      0.60      01/31/04
            01/31/01       20,000           -       20,000            -             -      1.00      01/31/04
            10/12/01       40,000           -       10,000       30,000        30,000      0.60      10/12/04
            01/08/02      183,000           -            -      183,000       183,000      0.80      01/08/07
            04/03/02       25,000           -       25,000            -             -      1.70      04/03/04
            04/26/02       10,000           -            -       10,000        10,000      3.30      04/26/04
            10/16/03      168,500           -            -      168,500        42,125      4.00      10/16/08
            10/16/03       60,000           -            -       60,000        15,000      4.00      10/16/06
            10/29/03      100,000           -            -      100,000        25,000      4.11      10/29/08
            10/29/03      100,000           -            -      100,000        25,000      4.11      10/29/06
            01/21/04            -     400,000            -      400,000       100,000      6.00      01/21/09
            02/03/04            -      50,000            -       50,000        12,500      6.00      02/03/09
            02/17/04            -     150,000            -      150,000        37,500      7.00      02/17/09
            03/16/04            -     200,000            -      200,000        50,000      8.20      03/16/09
                        --------------------------------------------------------------

                        1,081,500     800,000      430,000    1,451,500      530,125
                        ==============================================================

                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

March 31, 2004                                                       (Unaudited)
--------------------------------------------------------------------------------

6.   Share Capital (Continued)
--   -------------------------

     (d)  Stock Options (continued)

          2003

          As at December 31, 2003, the weighted average grant-date fair value of 158,625 vested stock options granted to employees, directors and officers was $378,724. This amount was recognized in the income statement as an expense and was credited accordingly to contributed surplus in the balance sheet.

          During the year ended December 31, 2003, a total of 72,500 stock options previously issued to consultants and other service providers vested. The weighted average grant-date fair value of these vested stock options was $93,474. This amount was recognized in the income statement as an expense and was credited accordingly to options in the balance sheet. During the year a total of 50,000 options previously granted to consultants were cancelled. Accordingly an amount of $16,986 relating to these options was transferred to contributed surplus.

          2004

          During the quarter ended March 31, 2004, the Company recognized in the income statement as an expense $404,675 representing the weighted average grant-date fair value of stock options granted to employees, directors and officers under the Company's stock option plan. This amount was credited accordingly to contributed surplus in the balance sheet.

          The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following weighted average information:

          (i)  risk-free interest rate: 2.48% (2003 - 2.54%)

          (ii) expected volatility: 96.48% (2003 - 118%)

          (iii) expected life: 5 years (2003 - 3.74 years)

          (iv) expected dividends: $Nil (2003 - $Nil)

     (e)  Earnings (Loss) per Share

          Earnings (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the quarter ended March 31, 2004, amounting to 10,807,263 (2003 - 9,886,594) common shares.

          Fully diluted earnings (loss) per share have not been presented since the exercise of the options and warrants would be anti-dilutive.

     (f)  Contributed Surplus

                                                   March 31,      December 31,
                                                        2004              2003
                                                -------------------------------

          Stock option compensation             $    906,689      $    502,014
                                                ================================


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


                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

March 31, 2004                                                       (Unaudited)
--------------------------------------------------------------------------------

7.   Related Party Transactions
--   --------------------------

     (a)  Due from Related Parties

          This amount represents advances of $50,025 (Dec. 31, 2003 - $50,596) due from an employee of the Company. This amount due is unsecured, non-interest-bearing and repayable upon demand.

     (b)  Other Transactions

          Management fees of $Nil (March 31, 2003 -$1,999) were paid to directors of the Company.

          Legal fees of $132,466 (March 31, 2003 - $10,015) were paid to a law firm of which two partners are also directors of the Company.

          These transactions are in the normal course of operations and are measured at the exchange value.

--------------------------------------------------------------------------------

8.   Segmented Reporting
--   -------------------

     The Company has one operating segment: the acquisition, exploration and development of precious metal projects located principally in the Congo.

     Geographic segmentation of capital assets and deferred exploration costs is as follows:

                                              March 31,    December 31,
                                                   2004            2003
                                        -------------------------------

    Congo - deferred exploration costs    $     489,097      $  322,690
    Congo - capital assets                       64,384          68,983
    Canada - capital assets                      62,495          73,473
                                        -------------------------------
                                          $     615,976      $  465,146
                                        ===============================

--------------------------------------------------------------------------------

13.  Comparative figures
---  -------------------

     Certain of the prior period's amounts have been reclassified to conform to the current period's presentation.





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